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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73018

      SUPPLEMENT DATED JUNE 14, 2002 TO PROSPECTUS DATED NOVEMBER 14, 2001

PRICING DISCOUNT

         In some cases, we may negotiate a pricing discount and sell you shares at a price less than $25.00 per share. In this case, we will furnish you a pricing supplement that discloses your actual purchase price per share. The liquidation preference of your shares will remain $25.00 per share and the dividend rate on your shares will be calculated against a value of $25.00 per share, the same as is described in the prospectus. For these sales, we do not expect the net proceeds to us to be materially different than those described in the prospectus.